Mail Stop 60-10


	October 4, 2005


CT Corporation System
agent for service for A-Max Technologies Limited
111 Eighth Avenue
New York, New York 10011

Re:	A-Max Technology Limited
	Amendments No. 1 and 2 to Registration Statement on Form F-1 Filed September 23, 2005 and September 28, 2005
	File No. 333-128297

Ladies and Gentlemen:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 7

Because our business depends on adequate and timely supply of components . . ., page 8

1. We note your disclosure in the second paragraph that "there have
been industry-wide shortages of flash memory . . . ."  If you have experienced material interruptions or delays in receiving components from Samsung or any other key suppliers, please disclose them. In addition, if you anticipate material interruptions or delays in receiving components from Samsung or any other key suppliers, please revise accordingly your disclosure in the Management`s Discussion and
Analysis of Financial Condition and Results of Operations section.




Capitalization, page 26

2. We note the paragraph added at the bottom of the page and repeated elsewhere in your document. With a view toward disclosure, please:
* show us how the number of shares into which the preferred stock will convert varies based on a reasonable range of potential closing dates and offering prices, and
* analyze whether the figures in this range materially affect your disclosure.

Principal and Selling Shareholders, page 70

3. We note your disclosure in footnote 12 regarding the transfer of shares from Billion Creation Limited to Mr. Chaio and Mr. Lee and their intention to sell these shares in your registered offering. Please provide us with your legal analysis of whether Billion Creation Limited, Mr. Chaio and Mr. Lee are underwriters as defined in Section 2(a)(11) of the Securities Act. Please provide us with similar legal analysis regarding the transfers by Teambest Limited and Vital Champion Limited to Mr. Chaio and Mr. Lee disclosed in footnotes 17 and 18.

4. We note the decreases mentioned in the last sentences added to footnotes 4 and 5. However, it is unclear why the last two columns of the table do not reflect those decreases.

5. Please disclose the effect of the exercise of the underwriters` over-allotment option.

Bermuda Taxation, page 92

6. Please clarify in the opinion and disclosure the tax consequences to investors. For example, it is unclear whether investors will be taxed on capital gains.

Exhibits

7. We note your response and reissue prior comment 8. Please file signed, dated legal opinions that do not assume conclusions of law that are a requirement of the ultimate opinion. If you are unable to file unqualified opinions, please prominently disclose:
* the reason that you cannot file an unqualified opinion, and
* the risk to investors that the company and its counsel have imposed on them by making the assumptions.

8. We note the parenthetical definition of non-assessable in the paragraph numbered "2" in exhibit 5.1. Please tell us how that definition differs from the definition in the U.S. Tell us whether the differences require explanation in the prospectus. If the differences are not material, please tell us why the parenthetical qualification is necessary.


*  *  *  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.


	Sincerely,



	Russell Mancuso
	Branch Chief



cc (via fax):  David T. Zhang and Julie Gao - Latham & Watkins LLP
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A-Max Technology Limited
October 4, 2005
Page 1